VEDX SOLUTIONS, INC.

Unaudited Financial Statements For The Years Ended May 31, 2022 and 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
VEDX Soltions, Inc.
Salem, OR

We have reviewed the accompanying financial statements of VEDX Solutions, Inc. (a corporation), which comprise the balance sheet as of the period ending on May 31, 2022 and 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of VEDX Solutions, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
April 21, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

VEDX SOLUTIONS, INC.
BALANCE SHEET
MAY 31, 2022 AND 2021
_____

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ 82,337	$ 1,906
Related Party Receivables	1,630	100
TOTAL CURRENT ASSETS	83,967	2,006
TOTAL ASSETS	$ 83,967	$ 2,007
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	18,321	10,366
Unearned Revenue	4,998	-
TOTAL CURRENT LIABILITIES	23,319	10,366
NON-CURRENT LIABILITIES		
SAFE	90,000	-
TOTAL LIABILITIES	113,319	10,366
SHAREHOLDERS' EQUITY		
Class-A Common Stock (11,000,000 shares authorized; 4,310,000 issued; no par value)	-	-
Class-B Common Stock (9,000,000 shares authorized; 350,000 issued; no par value)	-	-
Additional Paid in Capital	4,000	-
Retained Deficit	(33,352)	(8,360)
TOTAL SHAREHOLDERS' EQUITY	(29,352)	(8,360)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 83,967	$ 2,007


VEDX SOLUTIONS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED MAY 31, 2022 AND 2021
_____


	2022	2021
Operating Income		
Revenue	$ 761,792	$ 619,320
Cost of Goods Sold	637,944	610,720
Gross Profit	123,848	8,600
Operating Expense		
Advertising & Marketing	85,074	241
Contractors & Professional Services	30,670	5,426
General & Administrative	28,740	11,294
Research & Development	3,279	-
	147,762	16,961
Net Loss from Operations	(23,914)	(8,361)
Other Expense		
Taxes	(1,078)	-
Net Loss	$ (24,992)	$ (8,360)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	4,660,000	4,310,000
Net Loss per share	$ (0.01)	$ (0.00)

VEDX SOLUTIONS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2022 AND 2021
_____

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (24,992)	$ (8,360)
Change in Accounts Payable	7,955	10,366
Change in Unearned Revenue	4,998	-
Change in Related Party Receivables	(1,530)	(100)
Net Cash Flows From Operating Activities	(13,569)	1,906
Cash Flows From Financing Activities		
Issuance of SAFE Notes	90,000	-
Increase in Additional Paid In Capital	4,000	-
Net Cash Flows From Financing Activities	94,000	-
Cash at Beginning of Period	1,906	-
Net Increase In Cash	80,431	1,906
Cash at End of Period	$ 82,337	$ 1,906

VEDX SOLUTIONS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED MAY 31, 2022 AND 2021

_____

	Class-A Common Stock Number	Amount	Class-B Common Stock Number	Amount	Additional Paid in Capital	Retained Deficit	Total Shareholders' Equity
Balance at Jul 8, 2020 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Stock	4,060,000	-	250,000				-
Net Loss						(8,360)	(8,360)
Balance at May 31, 2021	4,060,000	$ -	250,000	$ -	$ -	$ (8,360)	$ (8,360)
Issuance of Stock	250,000	-	100,000	-	4,000		4,000
Net Loss						(24,992)	(24,992)
Balance at May 31, 2022	4,310,000	$ -	350,000	$ -	$ 4,000	$ (33,352)	$ (29,352)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Vedx Solutions, Inc. ("the Company") is a corporation organized under the State of Oregon. The Company provides virtual education platforms for students, schools, companies, and training purposes.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2022 of $24,992 and 2021 of $8,360.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 21, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends May 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. No estimates are presented in these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of May 31, 2022, the Company has accrued a reserve of $0 for doubtful accounts.

Related Party Receivables

Since 2022, the Company grants credit to related parties on infrequent occasions. The receivables do not accrue interest and have no scheduled repayment due date. As of May 31, 2022, the Company has accrued a reserve of $0 for doubtful accounts.

Advertising

The Company records advertising expenses in the year incurred.

Unearned Revenue

The Company received revenue advances for future sales. Once performance obligations are met, revenue advances are expected to be taken into income after one year of the operating cycle.

In 2023, the Company recognized revenue advances as income after performance obligations were met.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from (1) VR deployment amounting to $457,075 in 2022 and $371,592 in 2021. (2) Subscription fees amounting to $304,717 in 2022 and $247,728 in 2021.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Oregon.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

NOTE D- DEBT

SAFE

During 2022, the Company issued a series of Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.
If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of May 31, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of May 31, 2022, the Company had $90,000 of SAFE obligations outstanding, with a valuation cap of $15,000,000 and a discount rate of 80%. Upon conversion, the SAFE agreements will convert into shares of common stock.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of May 31, 2022 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended May 31, 2022.

NOTE E- EQUITY

Under the Company's Amended Articles of Incorporation, the Company is authorized to issue up to 19,000,000 shares of no-par value Common Stock. Common Stock is divided into 11,000,000 shares of Class-A Common Stock and 9,000,000 shares of Class-B Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of May 31, 2022, the number of shares issued and outstanding by class was as follows:

Class-A Common Stock	4,310,000
Class-B Common Stock	350,000

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with having a major supplier for headsets (Best Buy).

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 21, 2023, the date that the financial statements were available to be issued.